HADDAN & ZEPFEL LLP

Attorneys at Law

500 Newport Center Drive, Suite 580

Newport Beach, California 92660

(949) 706-6000

Facsimile (949) 706-6060

VIA EDGAR

July 8, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC. 20549-2000

Attn: Ryan Rohan

Re:	Modtech Holdings, Inc.
Form 8-K Item 4.01 filed April 15, 2005
File # 000-25161

Ladies and Gentlemen:

On behalf of Modtech Holdings, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff letter dated April 18, 2005 regarding the above-referenced Current Report on Form 8-K (the “Form 8-K”). Our references to “comment” below correspond to the paragraph numbers of the staff’s letter.

Comment 1. Enclosed is a copy of the report by the Company’s former independent registered public accounting firm, KPMG LLP, concerning the material weaknesses in the Company’s internal controls over financial reporting (the “Report”). The Report was included in Item 9A of the Company’s Annual Report on Form 10-K for the period ended December 31, 2004.

To the extent not otherwise disclosed in the Report, the periods in which each material weakness and accounting error or misapplication of GAAP described in the Report occurred, the amount of each accounting error and misapplication of GAAP, the reason for each accounting error or misapplication of GAAP, and the resulting prior period adjustments, if any, are as follows:

Securities and Exchange Commission

Division of Corporation Finance

July 8, 2005

•	The journal entry coding error relating to the accounting for a legal matter disclosed in the Report was $795,000 and occurred in the fourth quarter of 2004 when the Company received a settlement payment from a defendant in a pending lawsuit and credited the payment to “legal expense.” The credit was made to legal expense because the original debits in 2001 and 2002 were made to the same category. It was subsequently determined that the $795,000 payment should be credited to “other income” and the debits in 2001 and 2002 for $493,000 and $242,000, respectively, were also corrected. This correction is reflected in note 19 to the Company’s 2004 audited financial statements as a correction of an “immaterial error” in prior periods.

•	The error in the income tax provision calculation disclosed in the Report was the result of $64,000 mathematical error made by the professional tax preparation and accounting service employed by the Company to prepare such calculation. The adjustment was made in the fourth quarter of 2004 as a year-end audit adjustment.

•	The error in assessing the recoverability of deferred tax assets identified in the Report was the result of two events. Cost overruns on a job pending at December 31, 2004 were identified in April and May 2005 prior to the issuance of the Company’s 2004 audited financial statements (the “2005 Cost Overruns). The 2005 Cost Overruns were included in the 2004 audited statements because they related to certain contract conditions that existed as of December 31, 2004 and the subsequent information obtained during April and May 2005 allowed for the refinement of the loss estimate on this contract prior to the issuance of the Company’s audited financial statements. This refinement was made pursuant to paragraph 82 of the AICPA’s Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, which states that cost estimate refinements obtained subsequent to the balance sheet date should be included as an adjustment to the unissued audited financial statements. This resulted in an operating loss for 2004 and two years of operating losses in the last three. Under GAAP, this history of recent losses prevented the Company from determining that it could recover its $7.3 million in deferred tax assets in the future. The asset was written down to zero in the fourth quarter of 2004 as part of the Company’s year-end audit adjustments.

•	The control failure involving various levels of review and approval over significant accrual estimates and open invoices resulted in the following year-end audit adjustments being recorded in the fourth quarter of 2004: (i) an accrual of additional legal expenses of $42,700; (ii) the accrual of additional labor expenses for temporary field work of $201,800; and (iii) a decrease in

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Division of Corporation Finance

July 8, 2005

recognized income of $1.6 million and an increase in the cost of sales of $4.2 million, resulting from the 2005 Cost Overruns.

•	The insufficiency of the Company’s procedures associated with accounting for its long-term contracts to ensure that revenue and costs were properly reflected in the Company’s consolidated financial statements resulted in year-end audit adjustments in the fourth quarter of 2004 reducing recognized revenue by $1.6 million and increasing the cost of sales by $4.2 million for the year ended December 31, 2004.

•	The fact that the Company’s inventory valuation did not include appropriate controls over inventory costs resulted in an adjustment of $56,000 based on the audit of the year-end physical inventory which was recorded in the fourth quarter of 2004

•	No other material weaknesses identified in the Report resulted in audit adjustments in 2004

•	The foregoing material weaknesses, accounting errors, or misapplication of GAAP all occurred in the fourth quarter of 2004.

•	All other material weaknesses identified in the Report were considered to have existed throughout 2004, but were not identified as such until after September 30, 2004. None of these material weaknesses resulted in year-end audit adjustments.

•	The Company and its former auditors, KPMG LLP, determined that none of the material weaknesses identified in the Report or any accounting error or misapplication of GAAP that resulted therefrom were of such a nature as to require the Company to restate its audited financial statements for any prior period.

Securities and Exchange Commission

Division of Corporation Finance

July 8, 2005

The steps the Company has taken (or plans to take) and the procedures it has implemented (or plans to implement) to correct the material weaknesses identified in the Report, including, but not limited to those weaknesses which resulted in the accounting errors and misapplication of GAAP described above, are as follows:

•	The accounting staff that was in place in 2004 has been significantly increased. During the first quarter of 2005, the following positions were filled: Director of Accounting – Corporate; Manager, Internal Audit – Corporate; Operations Controller – Arizona; and Regional Controller – Florida, Texas.

•	A program has been adopted to identify key account reconciliations, procedures, and reports, and to assign various levels of review and approval. Review of the general ledger will now also include the Reporting and Consolidation Manager and the Director of Accounting. Management review of the accrual process will be formalized and a search for unrecorded liabilities will be performed each month.

•	Effective July 15, 2005, a system will be implemented requiring all project budgets, change orders, and estimates to complete a job to be reviewed and approved by the Senior Project Manager responsible for the job before the information is incorporated into the revenue recognition calculation. Additionally, the Chief Financial Officer will review and approve the revenue recognition related calculations before a journal entry is recorded.

•	Implementation of a computerized perpetual inventory system has begun. Management estimates that the system will be fully operational by September 30, 2005. Prior to completion of the system, all inventory items ordered without an item key (or parts number) will require management approval.

•	In the second quarter of 2004, key payroll functions were separated, such that all recordings of new hires, terminations and changes to existing employee profiles that affect the outcome of an employee’s compensation are now performed by the Human Resources Department, as opposed to the Payroll Department. Payroll processing, check printing, and various reconciliations of payroll data remain the responsibility of the Payroll Department. Additional documented management review and approval controls (performed by the Director of Accounting) have been added before and after the payroll checks are generated.

•	By July 31, 2005, the accounts payable functions will be segregated so that vendor additions / maintenance, document matching and data entry will be separated from check generation. Additional documented management review and approval controls (performed by the Operations and Regional Controllers and the Director of Accounting) will be added before and after the payroll checks are generated.

Securities and Exchange Commission

Division of Corporation Finance

July 8, 2005

•	The Information Technology Department is currently programming the spreadsheets into a data base program that will afford effective formula protection and allow changes to the formulas only with the approval of the Chief Financial Officer. This management oversight is independent of the Operations Controllers (the preparers of the revenue recognition and cost of sales spreadsheet) and the Director of Accounting (the preparer of the equity and earnings per share spreadsheet). Completion of the reprogramming process is targeted for July 31, 2005.

•	Certain deficiencies in the operation of the Company’s Information Technology Department which, in the aggregate, constituted a material weakness have been addressed as follows:

(i) An “Application Access Rights Form” is maintained for each employee who has access to a computer and reviewed to determine if the level of access is appropriate to each employee’s job description;

(ii) A list of all terminated employees is maintained and updated on a daily basis in order to prevent access to company computers once an employee has been terminated;

(iii) An Application Outline Form is prepared for each modification or implementation of new software as a means of documenting when and how revisions were made to software applications. Requests and authorization to install updates, patches and fixes are now formally documented;

(iv) A nightly backup of successes and failures is logged, dated, and signed.

(v) A formalized schedule of off-site storage of backups has been established.

(vi) A weekly report is submitted to the Chief Financial Officer by the Information Technology Manager which summarizes operational statistics, virus coverage, software deployment, services provided, and repairs and maintenance; and

(vii) A search has begun to add two Information Technology professionals to the staff to assist in the remediation plan and help maintain controls

•	It is expected that the two additional staff members in the Information Technology Department will be in place by the end of July, 2005. Remediation of the deficiencies in the Information Technology Department is ongoing and is expected to be complete before the end of 2005.

•	On January 4, 2005, a Manager of Internal Audit was hired to continue to develop and implement the Company’s Sarbanes-Oxley Section 404 compliance program. Training of all staff members regarding the necessary controls is underway. A formal system of review, testing, and remediation is ongoing.

Comment 2. The Company determined in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 that its disclosure controls and procedures were effective based on the evaluation of such controls and procedures as of that date. The Company did not complete the

Securities and Exchange Commission

Division of Corporation Finance

July 8, 2005

evaluation of its controls and procedures under Section 404 of the Sarbanes-Oxley Act until June 21, 2005. It was during this additional evaluation period that the material weaknesses described in the Report were discovered.

Comment 3. The requested amendment to the prior Form 8-K filing has been filed.

In connection with this response to the Commission’s staff comment letter dated April 18, 2005, the Company acknowledges that

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jon Haddan

cc: David Buckley

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Modtech Holdings, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting (Item 9A (b)), that Modtech Holdings, Inc. (the Company) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of material weaknesses identified in management’s assessment, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2004:

•

As of December 31, 2004, the Company lacked the necessary depth of personnel with sufficient technical accounting expertise to ensure preparation of interim and annual financial statements without material misstatements. As a result, (1) a journal entry coding error was identified relating to the accounting for a legal matter; (2) an error in the income tax provision calculation utilized to record income tax related assets and liabilities and assessing the recoverability of deferred tax assets were identified; (3) a control failure occurred involving various levels of review and approval over significant accrual estimates and open invoices, resulting in misstatements to accounts payable, accrued expenses, revenues, cost of sales and operating expenses; and (4) a number of account reconciliation controls and management review and approval controls in the Company’s financial reporting process were not operating effectively, including inadequate management review of transactions in the procurement and disbursement processes to ensure the accuracy and completeness of recorded transactions, resulting in incomplete documentation supporting the authorization of purchases and disbursements. This material weakness represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

•	The Company’s procedures associated with accounting for its long-term revenue contracts were not sufficient to ensure that revenue and costs were properly reflected in its consolidated financial statements. Specifically, the estimated costs to complete individual contracts were not reviewed for propriety and approved by senior project management and cost overruns known prior to the issuance of the consolidated financial statements were not recorded in the correct accounting period. This material weakness resulted in material misstatements to amounts recorded for revenue and cost of sales. The identified misstatements were corrected prior to the issuance of the Company’s 2004 consolidated financial statements.

•	As of December 31, 2004, the Company’s inventory valuation process did not include appropriate controls over inventory costs. Specifically, there was no control designed to ensure that appropriate raw material costs, which impact the Company’s inventory and cost of sales accounts, were input accurately into the system. This material weakness resulted in material misstatements to amounts recorded for inventory and cost of sales. The identified misstatements were corrected prior to the issuance of the Company’s 2004 consolidated financial statements.

•	The Company did not have adequate access and segregation of duty controls within the accounts payable and payroll applications. Specifically, certain individuals who had access and the ability to initiate and record transactions were also those individuals who performed key reconciliation and financial reporting functions. These material weaknesses represented more than a remote likelihood that a material misstatement related to the accuracy and completeness of these account balances in the Company’s annual or interim financial statements would not have been prevented or detected.

•	As of December 31, 2004, the Company did not have adequate controls over spreadsheets used in the financial reporting process. These spreadsheets included (1) a spreadsheet used to support and monitor the preparation of significant journal entries relating to revenue and cost of sales, costs and estimated earnings in excess of billings on contracts, and billings in excess of costs and estimated earnings on contracts recorded in the consolidated financial statements; and (2) a spreadsheet utilized in calculating earnings per share, including the weighted average shares outstanding and the weighted average options outstanding utilized in determining diluted earnings per share. There were no change management or access controls in place to prevent an unauthorized modification of the formulas within these spreadsheets and no management review or approval to detect unauthorized changes or errors. Therefore, undetected errors could have resulted in incorrect journal entries being posted to these accounts and errors in the calculation of earnings per share. These material weaknesses represented more than a remote likelihood that a material misstatement related to revenue, cost of sales, costs and estimated earnings in excess of billings on contracts, billings in excess of costs and estimated earnings on contracts and earnings per share in the Company’s annual or interim financial statements would not have been prevented or detected.

•	The following information technology general control deficiencies in the aggregate were deemed to represent a material weakness in the control environment and were the result of a lack of communication and enforcement of control consciousness. These deficiencies in the aggregate represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

•	Deficiencies related to logical and physical access requests, password parameters, security violation monitoring, removal of access rights for terminated employees, segregation of duties reviews, employee acknowledgement of security policies, privileged access rights and powerful user IDs, role based security profiles, and periodic reviews of user access profiles.

•	Deficiencies related to configuration changes, authorization for changes, approval of testing, testing of changes prior to being placed into production, monitoring for unauthorized program changes and configuration changes, communication of changes, updates of control documentation, developer access to production, and emergency changes.

•	Deficiencies related to updates of control documentation, data migration, training on new applications, post-implementation review, and testing approach.

•	Deficiencies related to backup tape off-site storage, backup tape on-site storage, monitoring of backups, problem management, periodic restoration of backups, backup tape rotation policy, backup tape log, completion of job schedules, documentation of operating procedures, and operations reporting.

•	The Company’s program for monitoring the effectiveness of internal control over financial reporting, including information technology related controls, was not sufficient to provide the Company with a basis to monitor the quality of the Company’s internal control performance over time. Internal control monitoring involves assessing the design and operation of internal control on a timely basis and taking necessary corrective actions. This material weakness represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company. The aforementioned material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated June 16, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management’s assessment that Modtech Holdings, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP

Costa Mesa, California
June 16, 2005